ATTORNEYS AT LAW

June 1, 2020 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, D.C. 20549 Attention: Ruari Regan

Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

Josephine Rachelle Aranda

Jodi M. Wirth

Brook John Changala
John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Larry S. Zeman†

Re:	Harbor Custom Development, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 28, 2020
File No. 333-237507

Dear Mr. Regan:

We have received your comment letter dated May 8, 2020 (the “Comment Letter”) regarding the Amendment No. 1 to Registration Statement on Form S-1 filed on April 28, 2020 on behalf of Harbor Custom Development, Inc. (the “Company”). We have prepared the following responses describing the general action(s) taken in the Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

Amendment No. 1 to Form S-1 Filed April 28, 2020

General

1.	Please ensure that your filing discloses all information currently represented by blanks, except information that Rule 430A permits you to exclude. Also file all required exhibits to your registration statement.

Response: We have reviewed the Registration Statement to ensure that all information currently represented by blanks is permitted to be excluded by Rule 430A. We have also filed all required exhibits to the Registration Statement.

Summary Financial Data

Other Financial Data, page 6

2.	We note your response to prior comment 2 and your revised disclosure to the Other Financial Data table. However, we note your discussion of EBITDA margin on page 49. Please re-label the measure to more appropriately characterize the non-GAAP measure or remove such disclosure for consistency.

Response: We have removed the disclosures related to EBITDA margin.

We have amended the Registration Statement to reflect these responses to the Comment Letter, as well as to include updated financial information.

Thank you for your continued review of the Registration Statement. Please let us know if you have any further comments.

Very truly yours,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.

2 Park Plaza, Suite 850 ˖ Irvine, CA 92614 | Tel: 949-788-8900 ˖ Fax: 949-788-8980 ˖ www.fyklaw.com

*Professional Corporation ˖ †Of Counsel ˖ ‡Certified Specialist in Estate Planning, Trust & Probate Law, and in Taxation Law, State Bar of California